 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.*

(Exact name of Applicant as specified in its charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Applicant’s name into English)

C. Guillermo González Camarena No. 2000

Col. Centro de Ciudad Santa Fe

Mexico, D.F. 01210

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Step-Up Notes due 2020	Up to a maximum aggregate principal amount not expected to exceed $200,000,000(1)

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B de C.V., et. al. pursuant to Chapter 11 of the Bankruptcy Code

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940
(Name and Address of Agent for Service)

Copies to:
Gerald T. Nowak, P.C.
Paul Zier, Esq.
Kirkland & Ellis LLP
300 N. LaSalle
Chicago, Illinois 60654
(312) 862-2000

The obligor hereby amends this Application (“Application”) for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

* The Co-Applicants listed on the following page are also included in this Form T-3 as applicants.

(1)	Includes up to a maximum aggregate principal amount of $200,000,000 less (a) the amount of 11% Senior Notes due 2014 held in treasury by the Company, plus, (b) capitalized interest for the period from April 15, 2013 to, but not including, June 15, 2013.

The following direct and indirect subsidiaries of Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) are expected to be guarantors of the Step-Up Notes due 2020 (the “Expected Subsidiary Guarantors”) and are co-applicants on this Form T-3.

Table of Co-Applicants:

Name of Expected Subsidiary Guarantor

Maxcom Servicios Administrativos, S.A. de C.V.

Outsourcing Operadora de Personal, S.A. de C.V.

TECBTC Estrategias de Promocion, S.A. de C.V.

Corporativo en Telecomunicaciones, S.A. de C.V.

Maxcom SF, S.A. de C.V.

Maxcom TV, S.A. de C.V.

Maxcom USA, Inc.

Telereunion, S.A. de C.V.

Telscape de Mexico, S.A. de C.V.

Sierra Comunicaciones Globales, S.A. de C.V.

Servicios MSF, S.A. de C.V.

Sierra USA Communications, Inc.

Asesores Telcoop, S.A. de C.V.

Celmax Movil, S.A. de C.V.

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Maxcom Telecomunicaciones, S.A.B. de C.V.	Limited Liability Public Stock Corporation	Mexico
Maxcom Servicios Administrativos, S.A. de C.V.	Corporation	Mexico
Outsourcing Operadora de Personal, S.A. de C.V.	Corporation	Mexico
TECBTC Estrategias de Promocion, S.A. de C.V.	Corporation	Mexico
Corporativo en Telecomunicaciones, S.A. de C.V.	Corporation	Mexico
Maxcom SF, S.A. de C.V.	Corporation	Mexico
Maxcom TV, S.A. de C.V.	Corporation	Mexico
Maxcom USA, Inc.	Corporation	Delaware
Telereunion, S.A. de C.V.	Corporation	Mexico
Telscape de Mexico, S.A. de C.V.	Corporation	Mexico
Sierra Comunicaciones Globales, S.A. de C.V.	Corporation	Mexico
Servicios MSF, S.A. de C.V.	Corporation	Mexico
Sierra USA Communications, Inc.	Corporation	Delaware
Asesores Telcoop, S.A. de C.V.	Corporation	Mexico
Celmax Movil, S.A. de C.V	Corporation	Mexico

2.	Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”), the Company and the Expected Subsidiary Guarantors will enter into a Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”), whereby in exchange for their claims pursuant to the Company’s 11% Senior Notes due 2014 (collectively, the “Senior Notes Claims”) holders of the Senior Notes Claims will receive the Company’s Step-Up Notes due 2020 (the “Step-Up Notes”). Copies of the Disclosure Statement and Plan of Reorganization are included as Exhibits T3E-1 and T3E-2, respectively, to this Application.

The Step-Up Notes and related guarantees (the “Guarantees”) will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed as Exhibit T3C to this application. See “Article IV.C—Means for Implementation of the Plan—Issuance of Step-Up Notes” in the Plan of Reorganization. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

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No Step-Up Notes or Guarantees will be issued before the effective date of this Application.

The solicitation of acceptances from holders of the Senior Notes Claims to the Plan of Reorganization is being made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof and the Company expects that the issuance of the Step-Up Notes and the Guarantees under the Plan of Reorganization will be exempt from registration under the Securities Act by reason of the applicability of Bankruptcy Code Sections 1145(a)(1) and (2). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

No sales of securities of the same class as the Step-Up Notes or the Guarantees have been made or are to be made by any the Company or any Co-Applicant or by or through an underwriter at or about the time of solicitation of acceptances of the Plan of Reorganization for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly to any person in connection with the transaction, except for customary payments to be made in respect of preparation, printing and mailing of related documents and the engagement of GCG, Inc. as Voting Agent. No holder of the Senior Notes Claims has made or will be requested to make any cash payment to the Company or any Co-Applicant in connection with the issuance of the Step-Up Notes or solicitation of acceptances of the Plan of Reorganization.

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AFFILIATIONS

3.	Affiliates.

(a)         The following chart diagrams the Company’s current organizational structure:

Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”) [Mexico]
Maxcom SF, S.A. de C.V. [Mexico]
Maxcom TV, S.A. de C.V. [Mexico]
Sierra Communications USA, Inc. [Delaware]
Maxcom U.S.A., Inc. [Delaware]
Telscape de México, S.A. de C.V. [Mexico]
Telereunión, S.A. de C.V. [Mexico]
Sierra Comunicaciones Globales, S.A. de C.V. [Mexico]
Servicios MSF, S.A. de C.V. [Mexico]
Fundación Maxcom, A.C. [Mexico]
Celmax Móvil, S.A. de. C.V. [Mexico]
Maxcom Servicios Administrativos, S.A. de C.V. [Mexico]
Corporativo en Telecomunicaciones, S.A. de C.V. [Mexico]
Outsourcing Operadora de Personal, S.A. de C.V. [Mexico]
TECBTC Estrategias de Promocion, S.A. de C.V. [Mexico]
Asesores Telcoop, S.A. de C.V. [Mexico]

(b)         Subsidiaries. The Company owns, directly or indirectly, 100% of the issued and outstanding voting stock of each of the following entities:

Maxcom Servicios Administrativos, S.A. de C.V.

Outsourcing Operadora de Personal, S.A. de C.V.

TECBTC Estrategias de Promocion, S.A. de C.V.

Corporativo en Telecomunicaciones, S.A. de C.V.

Maxcom SF, S.A. de C.V.

Maxcom TV, S.A. de C.V.

Maxcom USA, Inc.

Telereunion, S.A. de C.V.

Telscape de Mexico, S.A. de C.V.

Sierra Comunicaciones Globales, S.A. de C.V.

Servicios MSF, S.A. de C.V.

Sierra USA Communications, Inc.

Asesores Telcoop, S.A. de C.V.

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Celmax Movil, S.A. de C.V.

Fundación Maxcom, A.C.

All of these entities are expected to exist upon consummation of the Plan of Reorganization.

(c)         Major Shareholders. The table below lists the beneficial ownership percentages of the affiliates of the Company and the Co-Applicants as of May 30, 2013, based on 806,277,744 shares of Series A common stock issued and outstanding as of April 30, 2013.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)**	319,568,826	39.64%	287,131,362
Marco Viola(1)***	319,794,345	39.64%	287,356,881
Eduardo Vázquez (2)	49,966,393	7.44%	21,966,393
Jesus Gustavo Martinez (2)***	49,966,393	6.19%	21,966,393
Efrain Ruvalcaba (2)***	49,966,393	6.19%	21,966,393
Adrián Aguirre Gómez**	*	*	—
Maria Guadalupe Aguirre Gómez***	*	*	—
Rodrigo Guerra Botello**	*	*	—
Salvador Alvarez**	*	*	—
Lorenzo Barrera Segovia**	*	*	—
Juan Jaime Petersen Farah**	*	*	—
Jorge Garcia Segovia**	*	*	—
Eduardo Molina**	*	*	—
All executive officers and directors as a group (14 persons)	369,760.738	45.83%	319,384,293

*	Less than one percent.

**	Director.
***	Alternate director.

(1)	Includes shares of Series A common stock beneficially owned by the following reporting persons: Nexus-Maxcom Holdings I, LLC (“Nexus-Maxcom Holdings”), Nexus Partners I, LLC (“Nexus Partners”), Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola. Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the beneficial owner of 3,055,035 shares of Series A Common Stock (including 393,689 shares underlying options), or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the beneficial owner of 338,347 shares of Series A Common Stock (including 43,774 shares underlying options), or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the beneficial owner of 85,741,824 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the beneficial owners of the shares beneficially owned by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

(2)	Includes shares of Series A common shares beneficially owned, directly or indirectly, by the Vazquez Family.

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(d)         Management of Company. Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

(e)         Management of Expected Subsidiary Guarantors. Certain directors and executive officers of an Expected Subsidiary Guarantor may be deemed to be “affiliates” of an Expected Subsidiary Guarantor by virtue of their positions with the Expected Subsidiary Guarantor. See Item 4, “Directors and Executive Officers.”

(f)         Restructuring Transactions. Pursuant to the Plan of Reorganization, Ventura Capital Privado, S.A. de C.V., Trust Number 1387 (acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero), Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada (collectively, the “Purchasers”), subject to terms of a recapitalization agreement, will, jointly or separately, commence an equity tender offer to purchase 100% of the equity interests of the Company (the “Equity Tender Offer”). In addition, the Purchasers will make a $45.0 million new capital contribution to the Company in exchange for newly issued shares of the reorganized Company’s Series A Common Stock (the “New Capital Contribution”).

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MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

Current Directors and Officers. The names of all directors and executive officers of the Company and the Expected Subsidiary Guarantors as of the date of this application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Maxcom Telecomunicaciones, S.A.B. de C.V., C. Guillermo González Camarena No. 2000, Col. Centro de Ciudad Santa Fe, Mexico, D.F., 01210; telephone number (52) 55-5147-1111.

Maxcom Telecomunicaciones, S.A.B. de C.V.

Name	Position
Salvador Álvarez Valdés	Chief Executive Officer, Director
Gabriel Cejudo Funes	Vice President of Commercial Sales
Yoshio Nagamatsu López	Controller
Jacques Gliksberg	Director and Chairman of the Board
Adrián Aguirre Gómez	Director and Vice Chairman of the Board
Rodrigo Guerra Botello	Director
Lorenzo Barrera Segovia	Director
Juan Jaime Petersen Farah	Director
Jorge Garcia Segovia	Director
Eduardo Augusto José Molina Llovera	Director
Juan Miguel Gandoulf Castellanos	Director

Outsourcing Operadora de Personal, S.A. de C.V.

TECBTC Estrategias de Promocion, S.A. de C.V.

Corporativo en Telecomunicaciones, S.A. de C.V.

Maxcom SF, S.A de C.V.

Maxcom TV, S.A. de C.V.

Maxcom USA, Inc.

Telereunion, S.A. de C.V.

Telscape de Mexico, S.A. de C.V.

Sierra Communicaciones Globales, S.A. de C.V.

Servicios MSF, S.A. de C.V.

Sierra USA Communications, Inc.

Name	Position
Yoshio Nagamatsu López	Chairman of the Board
Gonzalo Alarcon I	Director
Christian Cassereau	Director

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Directors and executive officers as of the Effective Date. As of the Effective Date (as defined in the Plan), the term of the current members of the board of directors of the Company shall expire, and the new board shall be appointed. On the Effective Date, pursuant to the Plan of Reorganization the initial post-bankruptcy board of directors of the Company shall consist of (a) the Chief Executive Officer of the Company and (b) 11 members selected by the Purchasers. To the extent any person proposed to serve as a board member is an insider, as such term is defined in Section 101(31) of the Bankruptcy Code, the nature of any compensation for such person shall be disclosed by the debtors on or before the confirmation hearing. Each such director or officer shall serve from and after the Effective Date pursuant to the terms of the New Organization Documents, including the Company’s charter, bylaws, or other constituent documents, and applicable state corporate law or limited liability company law.

The classification and composition of the board of directors of the Company shall be consistent with the Company’s charter and bylaws, which the Company will restate on the Effective Date.

The classification and composition of the board of directors of the Expected Subsidiary Guarantors shall be consistent with their respective charters, bylaws or other organizational documents.

5.	Principal Owners of Voting Securities.

Prior to the effectiveness of the transactions described in the Disclosure Statement, the ownership structure of the Company is as set forth in Section 3 hereof.

It is anticipated that immediately following the completion of the transactions described in the Disclosure Statement the Purchasers will each beneficially own 10% or more of the Company’s Series A common stock as a result of the Equity Tender Offer and the New Capital Contribution. The table below sets forth the name and complete address, title of class, amount owned and percentage of voting securities for each person who is expected to own 10% or more of the Company’s Series A common stock based on the assumptions set forth in footnote 1 to the table.

Name and Complete Mailing Address	Title of Class	Amount Owned	Percentage of Voting Securities Owned(1)
Ventura Capital Privado, S.A. de C.V.(2)	Series A Common Stock
Paseo de Tamarindos No. 400 Torre B, Piso 25 Col. Bosque de las Lomas CP. 05120 Cuajimalpa. México, D.F.		1,007,962,148	71.4%

Trust Number 1387 (acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero)	Series A Common Stock
Torre Esmeralda I. Blvd. Manuel Ávila Camacho no. 40, piso 7 Colonia Lomas de Chapultepec, C.P. 11000, Distrito Federal México.		1,007,962,148	71.4%

Javier Molinar Horcasitas(3)	Series A Common Stock
Paseo de Tamarindos No. 400 Torre B, Piso 25 Col. Bosque de las Lomas CP. 05120 Cuajimalpa. México, D.F.		1,007,962,148	71.4%

Enrique Castillo Sanchéz Mejora(4)	Series A Common Stock
Paseo de Tamarindos No. 400 Torre B, Piso 25 Col. Bosque de las Lomas CP. 05120 Cuajimalpa. México, D.F.		1,007,962,148	71.4%

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(1)	Assuming that (i) pursuant to the Equity Tender Offer the Purchasers have acquired 50% of Equity Interests in Maxcom; (ii) the Holders of Equity Interests of Maxcom or Reorganized Maxcom do not exercise their statutory preemptive rights before the expiration of the preemptive rights period; (iii) the Purchasers subscribe for $45.0 million in the New Capital Contribution; (iv) an exchange rate of 12.9925 Mexican Pesos per U.S. Dollar, and (v) the Holders of Senior Notes Claims of record as of the Effective Date do not exercise the rights that the reorganized Company will distribute in partial satisfaction of the Senior Notes Claims (the “Equity Subscription Rights”) at any time prior to midnight on the 45th day after the Effective Date.

(2)	Ventura Capital Privado, S.A. de C.V. is deemed to beneficially own 71.4% of the Company’s Series A common stock as it is one of the Purchasers and is under common control with Trust Number 1387, which holds the Series A common stock.

(3)	Javier Molinar Horcasitas is deemed to beneficially own 71.4% of the Company’s Series A common stock as he is one of the Purchasers and, together with Enrique Castillo Sanchéz Mejora, exercises voting control over Trust Number 1387, which holds the Series A common stock.

(4)	Enrique Castillo Sanchéz Mejora is deemed to beneficially own 71.4% of the Company’s Series A common stock as he is one of the Purchasers and, together with Javier Molinar Horcasitas, exercises voting control over Trust Number 1387, which holds the Series A common stock.

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UNDERWRITERS

6.	Underwriters.

(a)          No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.

(b)          No person is acting as a principal underwriter of the Step-Up Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a)          The following table sets forth information with respect to each authorized class of securities of the Company as of April 30, 2013:

Title of Class	Amount Authorized	Amount Outstanding
Series A Common Stock	815,618,829	806,006,544
11% Senior Notes due 2014	$200,000,000	$200,000,000	(a)

(a)	Includes $22.9 million of the 11% Senior Notes due 2014 that are held in treasury by the Company.

Due to recent amendments to the Mexican Constitution, Mexican and non-Mexican holders of Series A Common Stock are entitled to vote on all matters submitted to a vote of the stockholders. Per the terms of the existing Neutral Investments Trust administered by Nacional Financiera, S.N.C., non-Mexican holders of CPOs and ADSs are only entitled to cause the vote of the underlying shares of Series A common stock in limited cases. As a result, the ability of non- Mexican holders of CPOs and ADSs to direct the vote of the underlying shares of Series A common stock is limited.

Upon consummation of the Plan of Reorganization (i) the 11% Senior Notes due 2014 will be cancelled, (ii) the Purchasers will have consummated the Equity Tender Offer and made payment for all equity interests purchased and (iii) the Purchasers will have made the New Capital Contribution in exchange for Series A common stock. Upon consummation of the Plan of Reorganization, the Step-Up Notes and new shares of the Company’s Series A common stock will be issued in accordance with the Plan of Reorganization. See “Article IV.B—Means for Implementation of the Plan—Equity Tender Offer and New Capital Contribution,” “Article IV.C—Means for Implementation of the Plan—Issuance of Step-Up Notes” and “Article IV.G—Means for Implementation of the Plan—Cancellation of Existing Securities” in the Plan of Reorganization.

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(b)          The following table sets forth information with respect to each authorized class of securities of the Expected Subsidiary Guarantors as of April 30, 2013:

Expected Subsidiary Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Maxcom Servicios Administrativos, S.A. de C.V.	Class I, Series A	50,000	50,000
Outsourcing Operadora de Personal, S.A. de C.V.	Class I, Series A	50,000	50,000
TECBTC Estrategias de Promocion, S.A. de C.V.	Class I, Series A	50,000	50,000
Corporativo en Telecomunicaciones, S.A. de C.V.	Class I, Series A	50,000	50,000
Maxcom SF, S.A. de C.V.	Class I, Series A	50,000	50,000
Maxcom TV, S.A. de C.V.	Class I, Series A	50,000	50,000
Maxcom USA, Inc.	Common Stock	1,000	1,000
Telereunion, S.A. de C.V.	Series A-1	25,499	25,499
	Series A-2	37,563	37,563
	Series B-1	24,500	24,500
	Series B-2	36,090	36,090
	Series N	643,251	643,251
	Series N-1	6	6
Telscape de Mexico, S.A. de C.V.	Series B	500	500
	Series B-1	912,370	912,370
Sierra Comunicaciones Globales, S.A. de C.V.	Series A	9,756,388	9,756,388
	Series B	1	1
	Series C	812,595	812,595
Servicios MSF, S.A. de C.V.	Class I, Series A	50,000	50,000
Sierra USA Communications, Inc.	Common Stock	1,000	1,000
Asesores Telcoop, S.A. de C.V.	Class I, Series A	50,000	50,000
Celmax Movil, S.A. de C.V	Class I, Series A	50,000	50,000

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INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Step-Up Notes will be subject to the Indenture among the Company, the guarantors named therein, Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), transfer agent, paying agent and registrar, and Deutsche Bank Luxembourg S.A., as the Luxembourg sub-paying agent and Luxembourg transfer agent, pursuant to the Plan. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)          Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i) default for 30 days in the payment when due of interest or any Additional Amounts on the Step-Up Notes;

(ii) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Step-Up Notes;

(iii) failure by the Company or any of its Restricted Subsidiaries to comply with the “Offer to Repurchase Upon the Option of Holders—Change of Control,” “Offer to Repurchase Upon the Option of Holders—Excess Capital Contribution,” or “Merger, Consolidation or Sale of Assets;” provisions of the Indenture;

(iv) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the Step-Up Notes then outstanding voting as a single class to comply with any of the other covenants or agreements in the Indenture;

(v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(i) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”);  or

(ii) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

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(vii) except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any authorized Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee, or any Collateral Document is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect; and

(viii) certain events of bankruptcy, reorganization, concurso mercantil, insolvency or similar laws of Mexico, the U.S. or any other jurisdiction described in the Indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Step-Up Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Step-Up Notes may declare all the Step-Up Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Step-Up Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Step-Up Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any or a default pursuant to clause (v) or (vi) above. The Trustee shall have the right to decline to follow any such direction if the Trustee in good faith, by a responsible officer of the Trustee, shall determine that the proceeding so directed would involve the Trustee in personal liability.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of Step-Up Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a senior secured note may pursue any remedy with respect to the Indenture or the Step-Up Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Step-Up Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding Step-Up Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

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The holders of a majority in aggregate principal amount of the then outstanding Step-Up Notes by notice to the Trustee may, on behalf of the holders of all of the Step-Up Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Step-Up Notes.

(b)          Authentication and Delivery of Step-Up Notes; Application of Proceeds.

The Step-Up Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President. The signature of these Officers on the Step-Up Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Step-Up Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Step-Up Note has been duly and validly authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by at least one Officer of the Company, authenticate the Step-Up Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the Step-Up Notes. An authenticating agent may authenticate the Step-Up Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The Step-Up Notes will be issued to Holders of Allowed Senior Notes Claims (as defined in the Plan of Reorganization) pursuant to the Plan of Reorganization. As a result, the Company will not realize any proceeds from such issuance.

(c)          Release of Collateral.

Upon the full and final payment and performance by the Company and the guarantors of the obligations under the Step-Up Notes, the Indenture and the Collateral Documents (as defined in the Indenture), will terminate and the Liens on all of the Collateral will be released. Deutsche Bank Trust Company Americas (the “Collateral Agent”) will release the Liens in favor of the Collateral Agent in any Collateral to be sold pursuant to a Collateral Asset Sale or, in the case of certain obsolete or other assets, to be disposed of in a transaction not considered a Collateral Asset Sale pursuant to clause (i) of the exclusion to the definition thereof; provided that such transaction shall be subject to the provisions under Section 4.11 of the Indenture. The Company may use the Net Proceeds of a Collateral Asset Sale to purchase Replacement Collateral to be made part of the Collateral or make an offer to repurchase Step-Up Notes.

(d)          Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all Step-Up Notes issued thereunder, when:

(1) either:

(a)	all Step-Up Notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and Step-Up Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)	all Step-Up Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest and any Additional Amounts that may be due and payable, if any, to the date of maturity or redemption;

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(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Step-Up Notes at maturity or on the Redemption Date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)          Evidence of Compliance with Conditions and Covenants.

The Company will deliver to the Trustee: (1) within 120 days after the end of each fiscal year a certificate stating that the Company has fulfilled its obligations under the Indenture or, if there has been a Default or Event of Default, specifying the Default or Event of Default and its nature and status; and (2) as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a Default or an Event of Default, an officers’ certificate setting forth the details of the Default or Event of Default, and the action which the Company proposes to take with respect thereto.

9.	Other Obligors.

Each of the Company’s wholly-owned direct or indirect subsidiaries set forth below are expected to be guarantors of the Step-Up Notes.

Maxcom Servicios Administrativos, S.A. de C.V.

Outsourcing Operadora de Personal, S.A. de C.V.

TECBTC Estrategias de Promocion, S.A. de C.V.

Corporativo en Telecomunicaciones, S.A. de C.V.

Maxcom SF, S.A. de C.V.

Maxcom TV, S.A. de C.V.

Maxcom USA, Inc.

Telereunion, S.A. de C.V.

Telscape de Mexico, S.A. de C.V.

Sierra Comunicaciones Globales, S.A. de C.V.

Servicios MSF, S.A. de C.V.

Sierra USA Communications, Inc.

Asesores Telcoop, S.A. de C.V.

Celmax Movil, S.A. de C.V.

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The address for each such subsidiary is c/o Maxcom Telecomunicaciones, S.A.B. de C.V., C. Guillermo Gonzalez Camarena No. 2000, Col. Centro de Cuidad Santa Fe, Mexico, D.F., 01210.

Contents of application for qualification. This application for qualification comprises:

(a)          Pages numbered one to 17, consecutively.

(b)          The statement of eligibility and qualification on Form T-1 of Deutsche Bank Trust Company Americas, Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c)          The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Country of Mexico, on the 3rd day of July, 2013.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

By:	/s/ Gonzalo Alarcon I
Name: Gonzalo Alarcon I Title: General Counsel

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INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A.1	Certificate of Incorporation of Maxcom USA, Inc. (incorporated by reference to Exhibit 3.8 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3A.2*	Certificate of Incorporation of Sierra USA Communications, Inc.

Exhibit T3B.1	Amended and Restated By-laws of Maxcom Telecomunicacions S.A.B de C.V., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (English Translation) (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.2	Bylaws of Maxcom Servicios Administrativos, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.3	Bylaws of Outsourcing Operadora de Personal, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.4	Bylaws of TECBTC Estrategias de Promocion, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.5	Bylaws of Corporativo en Telecomunicaciones, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.6	Bylaws of Maxcom SF, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.6 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.7	Byalws of Maxcom TV, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.7	Bylaws of Maxcom USA, Inc. (incorporated by reference to Exhibit 3.9 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007).

Exhibit T3B.8*	Bylaws of Telereunion, S.A. de C.V. (English Translation)

Exhibit T3B.9*	Bylaws of Telscape de Mexico, S.A. de C.V. (English Translation)

Exhibit T3B.10*	Bylaws of Sierra Comunicaciones Globales, S.A. de C.V. (English Translation)

Exhibit T3B.11*	Bylaws of Servicios MSF, S.A. de C.V. (English Translation)

Exhibit T3B.12*	Bylaws of Sierra USA Communications, Inc.

Exhibit T3B.13*	Bylaws of Asesores Telcoop, S.A. de C.V. (English Translation)

Exhibit T3B.14*	Bylaws of Celmax Movil, S.A. de C.V. (English Translation)

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Exhibit T3C†	Form of Indenture governing the Step-Up Notes.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Disclosure Statement for the Joint Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V., et al., Chapter 11 of the Bankruptcy Code

Exhibit T3E-2*	Exhibit A to Disclosure Statement - Plan of Reorganizaiton

Exhibit T3E-3*	Exhibit B to Disclosure Statement - Restructuring Support Agreement

Exhibit T3E-4*	Exhibit C to Disclosure Statement - Recapitalization Agreement

Exhibit T3E-5*	Exhibit D to Disclosure Statement - Financial Projections

Exhibit T3E-6*	Exhibit E to Disclosure Statement - Valuation Analysis

Exhibit T3E-7*	Exhibit F to Disclosure Statement - Liquidation Analysis

Exhibit T3E-8*	Exhibit G to Disclosure Statement - Description of Step-Up Senior Notes

Exhibit T3E-9*	Exhibit H to Disclosure Statement - Form of Amended and Restated Agreement to Tender

Exhibit T3F†	Cross-reference sheet.

Exhibit T3G*	Form T-1 qualifying Deutsche Bank Trust Company Americas as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.

†	To be filed by amendment.

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